UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2024	MAGNA INTERNATIONAL INC. (Registrant)
	By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel, Vice-President, Associate General Counsel and Corporate Secretary

EXHIBITS

Exhibit 99	March 28, 2024 amendment to Registrant’s global credit facility filed as a material contract (amended) with the regulatory authorities of the Registrant’s principal and other provincial jurisdictions in Canada.